MEDMEN NY, INC.
AUDITED
FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2020
AND
DECEMBER 31, 2019

MEDMEN NY, INC.
Index to Financial Statements

INDEPENDENT AUDITOR’S REPORT
To the Shareholders of MedMen NY, Inc.
Opinion
We have audited the financial statements of MedMen NY, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the statements of loss, changes in member’s equity, and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the financial statements in the United States, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Matter
As part of our audits of the 2020 and 2019 financial statements, we also audited the adjustments described in Note 13 that were applied to restate the 2018 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2018 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 financial statements as a whole.
Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.
/s/ MNP LLP
1500, 640 – 5th Avenue SW
Calgary, Alberta
Canada
March 26, 2021
Chartered Professional Accountants

MEDMEN NY. INC Balance Sheets As of December 31, 2020 and December 31, 2019

ASSETS	December 31, 2020	December 31 2019 (Restated Note 13)

Current Assets:
Cash and Cash Equivalents	$733,811	$297,150
Restricted Cash	5,280	8,844
Income Taxes Receivable	—	6,805
Prepaid Expenses	2,245,216	2,940,495
Inventory	4,781,229	3,359,689
Total Current Assets	7,765,536	6,612,983

Non-Current Assets:
Property and Equipment, Net	14,377,150	20,462,060
Intangible Assets, Net	10,951,050	12,400,720
Goodwill	—	10,677,692
Other Assets	1,575,320	1,574,740
Total Non-Current Assets	26,903,520	45,115,212

TOTAL ASSETS	$34,669,056	$51,728,195

LIABILITIES AND MEMBER'S EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$7,526,369	$5,297,406
Income Taxes Payable	1,326,118	1,323,646
Total Current Liabilities	8,852,487	6,621,052

Non-Current Liabilities:
Deferred Tax Liabilities	5,240,823	5,935,164

Total Non-Current Liabilities	5,240,823	5,935,164

TOTAL LIABILITIES	14,093,310	12,556,216

SHAREHOLDERS’ EQUITY
Common Stock	—	—
Additional Paid-In Capital	76,198,112	70,433,888
Accumulated Deficit	(55,622,366)	(31,261,909)
TOTAL SHAREHOLDERS’ EQUITY	20,575,746	39,171,979

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$34,669,056	$51,728,195
The accompanying notes are an integral part of these Financial Statements.

MEDMEN NY, INC. Statements of Operations For the Years Ended December 31, 2020 and December 31, 2019

	December 31, 2020	December 31, 2019
Revenues	$9,148,884	$9,189,298
Cost of Goods Sold	4,364,585	4,173,970

Gross Profit	4,784,299	5,015,328

Expenses:

General and Administrative	10,485,162	13,186,153
Sales and Marketing	14,000	1,617
Impairment	18,074,243	—
Depreciation and Amortization	2,846,311	2,248,452
Total Expenses	31,419,716	15,436,222

Loss from Operations	(26,635,417)	(10,420,894)

Other Expense:
Interest Expense	656	56,587
Other Expense, Net	—	410,444
Total Other Expense	656	467,031

Loss Before Provision for Income Taxes	(26,636,073)	(10,887,925)

Provision for Income (Benefit) Tax	(2,275,616)	156,571

Net Loss	$(24,360,457)	$(11,044,496)
The accompanying notes are an integral part of these Financial Statements.

MEDMEN NY, INC. Statements of Changes in Member’s Equity Year Ended December 31, 2020 and December 31, 2019

	Common Stock	Additional Paid-In Capital	Accumulated Deficit (Restated Note 13)	Total Shareholder's Equity
Balance as of January 1, 2019 (Restated – Note 13)	$—	$52,316,410	$(20,217,413)	$32,098,997
Net Loss	—	—	(11,044,496)	(11,044,496)
Additional Contributions	—	18,117,478	—	18,117,478

Balance as of December 31, 2019	—	70,433,888	(31,261,909)	39,171,979
Net Loss	—	—	(24,360,457)	(24,360,457)
Additional Contributions	—	5,764,224	—	5,764,224

Balance as of December 31, 2020	$—	$76,198,112	$55,622,366	$20,575,746
The accompanying notes are an integral part of these Financial Statements.

MEDMEN NY, INC. Statements of Cash Flows Year Ended December 31, 2020 and December 31, 2019

	December 31, 2020	December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(24,360,457)	$(11,044,496)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities

Depreciation and Amortization	3,373,372	2,600,128
Impairment	18,074,243	—
Deferred Tax Benefit	(2,284,892)	(1,345,086)
Loss on Extinguishment of Debt	—	448,075
Changes in Operating Assets and Liabilities:
Prepaid Expenses and Other Current Assets	695,279	552,059
Inventory	(1,421,540)	(756,761)
Other Assets	(580)	725,546
Accounts Payable and Accrued Liabilities	2,228,963	4,290,782
Income Taxes Payable & Receivable	(856,511)	47,745
Other Current Liabilities	—	(841,003)
Due to Related Party	—	(192,283)
Other Non-Current Liabilities	—	(853,653)

NET CASH USED IN OPERATING ACTIVITIES	(4,552,123)	(6,368,947)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(779,004)	(9,307,586)
Restricted Cash	3,564	747,694
CASH USED IN INVESTING ACTIVITIES	(775,440)	(8,559,892)
CASH FLOWS FROM FINANCING ACTIVITIES:
Member Contributions	5,764,224	14,498,851
CASH PROVIDED BY FINANCING ACTIVITIES	5,764,224	14,498,851
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	436,661	(429,988)
Cash and Cash Equivalents, Beginning of Year	297,150	727,138

CASH AND CASH EQUIVALENTS, END OF YEAR	$733,811	$297,150

SUPPLEMENTAL DISCLOSURE FOR NON-CASH TRANSACTIONS
Deferred Taxes Incurred Upon Property Purchases	$2,456,339	$3,524,261
Contribution by Parent Company for the Extinguishment of Debt	$—	$3,618,626
The accompanying notes are an integral part of these Financial Statements.

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 1 - NATURE OF OPERATIONS
Organization
MedMen NY, Inc. (“MMNY” or “the Company”, formerly known as Bloomfield Industries, Inc.) is a New York corporation. The Company was formed on March 12, 2015 in the State of New York and began operations when it opened its retail storefront in Buffalo (Williamsville), New York in January 2016.
On January 19, 2017, Project Compassion NY, LLC, a Deleware limited liability company (“Project Compassion”), a company controlled by MMMG, LLC, a Nevada Limited liability company (“MMMG” or “MedMen”), acquired all of the assets of the Company.
The Company is a retail seller and cultivator of medical cannabis and has received the necessary governmental approvals and permitting to operate medical cannabis dispensary facilities and a cultivation facility in the State of New York. The dispensary facilities are located in Buffalo (Williamsville; Long Island (lake Success); Syracuse (Salma); and New York City (Fifth Avenue). The cultivation facility is located in Utica.

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts of and operations of the Company.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of total net revenue and expenses in the reporting periods. The Company regularly evaluates significant estimates and assumptions related to the estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, goodwill impairment, long-lived asset impairment, and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and cash deposits in financial institutions.
Restricted Cash
Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of December 31, 2020 and 2019, restricted cash was $5,280 and $8,844, respectively.

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Inventory
The costs of growing cannabis, including but not limited to labor, utilities, nutrition and supplies, are capitalized into inventory until the time of harvest. All direct and indirect costs related to inventory are capitalized when incurred, and subsequently classified to cost of goods sold in the Statement of Operations. Retail inventory is valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. Packaging and supplies are initially valued at cost. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written down to net realizable value. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.
Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation, amortization and impairment losses, if any. Depreciation and amortization is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Furniture and Fixtures	3 – 7 Years
Leasehold Improvements	Shorter of Lease Term or Economic Life
Equipment and Software	3 – 7 Years
Construction in Progress	Not Depreciated
Expenditures for major renewals and improvements are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the statement of operations in the period the asset is derecognized.
Intangible Assets
Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. The estimated useful lives, residual values and amortization methods are reviewed at each reporting period, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. Amortization is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Dispensary Licenses	15 Years
Customer Relationships	5 Years

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Goodwill
Goodwill is measured as the excess of consideration transferred and the net of the acquisition date fair value of assets acquired, and liabilities assumed in a business acquisition. In accordance with ASC 350, “Intangibles—Goodwill and Other”, goodwill and other intangible assets with indefinite lives are no longer subject to amortization. The Company reviews the goodwill and other intangible assets for impairment on an annual basis as of year-end or whenever events or changes in circumstances indicate carrying amount it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The carrying amount is determined based upon the assignment of the Company’s assets and liabilities, including existing goodwill, to the identified reporting units. Where an acquisition benefits only one reporting unit, the Company allocates, as of the acquisition date, all goodwill for that acquisition to the reporting unit that will benefit. In order to determine if goodwill is impaired, the Company measures the impairment of goodwill by comparing the carrying amount to the estimated fair value. If the carrying amount is in excess of its fair value, the Company recognizes an impairment charge equal to the amount in excess.
Impairment of Long-Lived Assets
Long-lived assets such as property and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, but no less frequently than annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.
Revenue Recognition
The Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” and all the related amendments, which are also codified into ASC 606. Under the new standard, the Company recognizes a sale as follows:
Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is recognized when all the following conditions have been satisfied, which are generally met once the products are shipped to customers:
•The Company has transferred the significant risks and rewards of ownership of the goods to the purchaser;
•The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•The amount of revenue can be measured reliably;
•It is probable that the economic benefits associated with the transaction will flow to the entity; and
•The costs incurred or to be incurred in respect of the transaction can be measured reliably.

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Cost of Sales
Cost of sales includes the costs directly attributable to product sales.
Income Taxes
The Company is treated as a C Corporation for federal income tax purposes and corporate income taxes in the State of New York. Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive income or directly in equity.
Current Tax
Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
Deferred Tax
Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
Deferred tax assets are recognized to the extent that the Company believe that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company would be able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance is recorded, which would reduce the provision for income taxes.
Tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
Leased Assets
A lease of property and equipment is classified as a capital lease if it transfers substantially all the risks and rewards incidental to ownership to the Company. A lease of property and equipment is classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Concentrations of Risk
The Company’s significant concentrations of risk consists of cash and cash equivalents. The Company maintains its cash with high-credit, quality financial institutions. At times, such deposits may be in excess of amounts insured by the Federal Deposit Insurance Corporation, up to $250,000 per bank. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk.
There were no customers that comprised more than 10% of the Company’s revenue for the year ended December 31, 2020 and 2019.
Advertising Costs
The Company expenses advertising costs as incurred. There were $14,000 and $1,617 in advertising costs during the year ended December 31, 2020 and 2019, respectively.
Recently Issued Accounting Standards
FASB ASU No. 2016-02 (Topic 842), “Leases” - Issued in February 2016, ASU No. 2016-02 established ASC Topic 842, Leases, as amended by subsequent ASUs on the topic, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to apply a two-method approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. The Company will be required to record a right-of-use asset and lease liability equal to the present value of the remaining minimum lease payments and will continue to recognize expense on a straight-line basis upon adoption of this standard. The Company expects to record a decrease in long- term prepaid rent, reduction in its deferred rents, and an increase in lease liabilities and right of use assets upon adoption. The Company does not expect any impact to retained earnings upon transition. ASU 2016-02 is effective for reporting periods beginning after December 15, 2020 for non-public entities.
FASB ASU No. 2019-12 (Topic 740), “Simplifying the Accounting for Income Taxes” - Issued in December 2019, which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its financial position and results of operations.

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 3 - LIQUIDITY AND CAPITAL RESOURCES
In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak has decreased spending, adversely affected demand for our product and harmed our business and results of operations.
As of December 31, 2020 and 2019, the Company had a working capital (deficit) of $(1,086,951) and $(8,069), respectively, and net losses of $24,360,457 and $11,044,496 for the year ended December 31, 2020 and 2019, respectively. The Company’s parent company continues to finance its cash needs through on-demand partner contributions. If management is unsuccessful in its efforts to generate profitable operations and/or continue to receive financial support, the Company may not be able to continue as a going concern.
The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of inventory and ultimately successful operations and cash flows. The accompanying combined financial statements do not reflect any adjustment that might result from the outcome of this uncertainty.
1

NOTE 4 - PREPAID EXPENSES
As of December 31, 2020 and 2019, prepaid expenses was comprised of the following:

	December 31, 2020	December 31, 2019
Prepaid Rent	$2,141,921	$2,711,380
Prepaid Insurance	5,828	55,547
Prepaid Expenses	97,467	173,568

Total Prepaid Expenses	$2,245,216	$2,940,495

NOTE 5 - INVENTORY
As of December 31, 2020 and 2019, inventory was comprised of the following:

	December 31, 2020	December 31, 2019
Raw Materials	$286,271	$281,480
Work-in-Process	2,601,073	1,869,149
Finished Goods	1,893,885	1,209,060

Total Inventory	$4,781,229	$3,359,689
1

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 6 - PROPERTY AND EQUIPMENT
As of December 31, 2020 and 2019, property and equipment consisted of the following:

	December 31, 2020	December 31, 2019
Furniture and Fixtures	$1,617,686	$1,412,803
Leasehold Improvements	9,245,476	4,989,100
Equipment and Software	4,070,461	4,107,404
Construction in Progress	4,635,218	13,194,586

Total Property and Equipment, Gross	19,568,841	23,703,896
Less: Accumulated Depreciation and Amortization	(5,191,691)	(3,241,833)

Total Property and Equipment, Net	$14,377,150	$20,462,060
For the years ended December 31, 2020 and 2019, the Company recognized $1,923,702 and $1,121,114 of depreciation expense, respectively.
During the year ended December 31, 2020, management noted indicators of impairment of its long-lived assets due to the impacts of COVID-19. Accordingly, the Company recorded an impairment of $7,396,531 of its property which are included as a component of impairment expense in the accompanying statement of operations. The Company used various Level 3 inputs and a discounted cash flow model to determine the fair value of these asset groups.

NOTE 7 - INTANGIBLE ASSETS
As of December 31, 2020 and 2019, intangible assets consisted of the following:

	December 31, 2020	December 31, 2019
Dispensary Licenses	$14,171,600	$14,171,600
Customer Relationships	2,658,600	2,658,600

Total Intangibles, Gross	16,830,200	16,830,200

Less:
Accumulated Amortization (Dispensary)	(3,769,515)	(2,834,320)
Accumulated Amortization (Customer Relationships)	(2,109,635)	(1,595,160)
Total Accumulated Amortization	(5,879,150)	(4,429,480)

Total Intangibles, Net	$10,951,050	$12,400,720
For the years ended December 31, 2020 and 2019, the Company recognized $1,449,670 and $1,479,014 of amortization expense, respectively.

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 8 - GOODWILL
As of December 31, 2020 and 2019, goodwill was $0 and $10,677,692, respectively. Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Management considers the Company to be one operating segment and one reporting unit. Goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The Company adopted ASU 2017-04 which eliminates Step 2 from the quantitative assessment of the goodwill impairment test wherein the goodwill impairment loss was measured by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. As a result of the amendment, the goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss.
The Company conducts its annual goodwill impairment assessment during the second quarter of each year. For the purpose of the goodwill impairment for the year ended December 31, 2019, the Company performed the qualitative approach and concluded based upon the qualitative factors, no impairment was required. For the purpose of the goodwill impairment test for the year ended December 31, 2020, due to various factors, the Company forwent the qualitative approach and performed a quantitative assessment wherein the fair value of each reporting unit is determined using a discounted cash flow method (income approach). The earnings forecast for the reporting unit impaired was revised based on a decrease in anticipated operating profits and cash flows for the next five years as it relates to the current economic environment related to COVID-19. The fair value of that reporting unit was estimated using the expected present value of future cash flows. As of December 31, 2020, the Company recorded a goodwill impairment loss in the amount of $10,677,692 which is included as a component of impairment expense in the accompanying statement of operations.

NOTE 9 - NOTES PAYABLE
The Company had a convertible note dated January 18, 2017 which was issued to accredited investors. The convertible note matured on January 18, 2019. During the year ended December 31, 2019 the Company’s parent company paid the debt holders through the issuance of the parent company’s shares. The payment is reflected as a contribution in the statement changes in shareholders’ equity. As a result, the Company recognized a loss on extinguishment of debt of approximately $448,000 which is included as a component of other expense in the accompanying statement of operations for the year ended December 31, 2019.

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 10 - COMMITMENTS AND CONTINGENCIES
Operating Leases
The Company leases property from third parties under operating lease agreements that specify minimum rentals. The lease expires 2029 and contains certain renewal provisions. The Company’s rent expense was $4,531,602 and $4,510,094 for the year ended December 31, 2020 and 2019, respectively and recorded in general and administrative expenses in the accompanying statements of operations.
Future minimum lease payments under non-cancelable operating leases having an initial or remaining term of more than one year are as follows:

Fiscal Year Ending December:	Scheduled Payments

2021	4,838,272
2022	4,687,018
2023	4,542,162
2024	4,680,631
2025	4,817,784
Thereafter	13,999,315

Total Future Minimum Lease Payments	$37,565,183
Contingencies
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2020 and 2019, marijuana regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.
Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020 and 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations. As of December 31, 2020 and 2019, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 11 – PROVISION FOR INCOME TAXES AND DEFERRED TAXES
The Company files a federal income tax return and files tax returns in New York State and New York City jurisdictions. The statutes of limitations for its federal income tax returns are open for fiscal years 2017 and after, and state and local income tax returns are open for fiscal years 2017 and after.
As of December 31, 2020, and December 31, 2019, the Company had unrecognized tax benefits of $1.5 million and $1.5 million, respectively, that, if recognized, would affect the Company’s effective income tax rate. The company does not expect any significant change to the unrecognized tax benefits over the next 12 months.
The Company’s policy is to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had accrued interest and penalties of approximately $83,300 and $41,600, respectively.
The provision for income taxes consists of the following for the years ended December 31, 2020 and 2019:

	2020	2019
Current:
Federal	$—	$1,493,646
State	9,276	8,011
Total Current	9,276	1,501,657

Deferred:
Federal	(1,595,470)	(1,141,117)
State	(689,422)	(203,969)
Total Deferred	(2,284,892)	(1,345,086)
Total Provision for Income Tax (Benefit) Expense	$(2,275,616)	$156,571
A reconciliation of the total income tax expense and the amount computed by applying the federal statutory income tax rate of 21% to the loss before provision from income taxes for the years ended December 31, 2020 and 2019, is as follows:

	2020	2019
Loss from Operations	$(26,636,073)	$(10,887,925)
Statutory Income Tax Rate	21%	21%
Expected tax recovery	$(5,593,575)	$(2,286,464)

S.280E Non-Deductible Items	4,886,341	2,665,553
Other Items	(1,568,382)	(222,518)

Total Tax (Benefit) Expense	$(2,275,616)	$156,571

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 11 – PROVISION FOR INCOME TAXES AND DEFERRED TAXES (Continued)
As of December 31, 2020 and 2019, the components of deferred tax liabilities (assets) were as follows:

	2020	2019
Deferred Tax Liabilities (Assets):
Depreciable asset basis differences	$5,525,196	$6,023,950
Net Operating Loss	(284,373)	(88,786)
Total Deferred Tax Liabilities, Net	5,240,823	5,935,164

Net Deferred Tax Liabilities (Net):	$5,240,823	$5,935,164
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NOTE 12 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events through February 12, 2021 which is the date these financial statements were issued and has concluded that the following subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.
1

NOTE 13 – CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS
Subsequent to the issuance of the Financial Statements as of and for the fiscal years ended December 31, 2018 on April 3, 2019, an error in deferred taxes was noted. The Company did not appropriately assess the impact of its tax positions during the year and did not record the deferred tax impact on the intangible assets acquired as part of the Bloomfield acquisition. Following the identification of this error, the Company adjusted the beginning balance of equity for the year ended December 31, 2019. The error was deemed to be an error in previously issued financial statements under ASC 250, “Accounting Changes and Error Corrections”. Management performed additional reviews and analysis of other financial statement line items on the statement of operations, reviewed our accounting policies and noted no additional corrections were required.
The following tables present the summary impacts on the relevant line items of the financial statements on our previously reported balance sheet and statements of operations as of and for the year ended December 31, 2018:
Effect on Balance Sheet

	December 31, 2018	Adjusted	As Corrected
ASSETS
Non-Current Assets:
Property and Equipment, Net	$8,751,327	—	8,751,327
Intangible Assets, Net	13,879,734	—	13,879,734
Goodwill	5,527,276	5,150,416	10,677,692
Other Assets	1,698,991	—	1,698,991
Total Non-Current Assets	32,307,328	5,150,416	37,457,744
TOTAL ASSETS	$38,037,781	$5,150,416	$43,188,197

MEDMEN NY, INC. Notes to Financial Statements Year Ended December 31, 2020 and December 31, 2019

NOTE 13 – CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

	December 31, 2018	Adjusted	As Corrected
LIABILITIES AND MEMBER'S EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$1,006,624	$—	$1,006,624
Other Current Liabilities	841,004	—	841,004
Income taxes Payable	—	694,500	694,500
Current Portion of Notes Payable	3,170,551	—	3,170,551
Due to Related Parties	192,283	—	192,283
Total Current Liabilities	5,210,462	694,500	5,904,962

Non-Current Liabilities:
Other Non-Current Liabilities, Net of Current Portion	853,653	—	853,653
Deferred Tax Liabilities	—	4,330,585	4,330,585
Total Non-Current Liabilities	853,653	4,330,585	5,184,238
TOTAL LIABILITIES	6,064,115	5,025,085	11,089,200

SHAREHOLDERS’ EQUITY
Common Stock	—	—	—
Additional Paid-In Capital	52,316,410	—	52,316,410
Accumulated Deficit	(20,342,744)	125,331	(20,217,413)
TOTAL SHAREHOLDERS’ EQUITY	31,973,666	125,331	32,098,997

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$38,037,781	$5,150,416	$43,188,197
Effect on Statement of Operations

	December 31, 2018	Adjusted	As Corrected

Loss Before Provision for Income Taxes	$(9,664,533)	—	$(9,664,533)
Provision for Income Tax (Benefit)	—	284,584	284,584
Net Loss	$(9,664,533)	$284,584	$(9,379,949)